[redacted]

14007968

P.E. 6/24/14

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO Act



June 24, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 6-24-14

Megan H. Barnes
FedEx Corporation
megan.barnes@fedex.com

Re: FedEx Corporation

Dear Ms. Barnes:

This is in regard to your letter dated June 19, 2014 concerning the shareholder proposal submitted by NorthStar Asset Management, Inc. Funded Pension Plan for inclusion in FedEx's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that FedEx therefore withdraws its May 23, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Mari C. Schwartzer
NorthStar Asset Management, Inc. Funded Pension Plan
mschwartzer@northstarasset.com

Legal Department
942 South Shady Grove Road
Memphis, TN 38120-4117

FedEx. Corporation

VIA E-MAIL

June 19, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

**Re: FedEx Corporation — Withdrawal of No-Action Request on Stockholder Proposal Relating to Alignment of Corporate Values and Political Contributions**

Ladies and Gentlemen:

On May 23, 2014, FedEx Corporation requested that the staff of the Division of Corporation Finance agree that FedEx may exclude from its proxy materials for the 2014 annual meeting of its stockholders the stockholder proposal relating to the alignment of corporate values and political contributions (the "Stockholder Proposal") submitted by NorthStar Asset Management, Inc. Funded Pension Plan. (the "Proponent").

The purpose of this letter is to inform you that the Proponent has withdrawn the Stockholder Proposal. The Proponent's withdrawal letter is attached hereto as **Exhibit A**. Accordingly, FedEx is hereby withdrawing its May 23, 2014 no-action request relating to the Stockholder Proposal.

If you have any questions or need any additional information, please feel free to call me at 901-818-7381.

Very truly yours,

**FedEx Corporation**

Megan H. Barnes

Megan H. Barnes

cc: Julie N.W. Goodridge
President and CEO/Trustee
NorthStar Asset Management, Inc.
Funded Pension Plan
PO Box 301840
Boston, Massachusetts 02130
E-mail: jgoodridge@northstarasset.com
Fax: 617-522-3165

Mari C. Schwartzer
Coordinator of Shareholder Activism
NorthStar Asset Management, Inc.
Funded Pension Plan
PO Box 301840
Boston, Massachusetts 02130
E-mail: mschwartzer@northstarasset.com
Fax: 617-522-3165

**Exhibit A**

Proponent's Withdrawal Letter

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

June 19, 2014

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis TN 38120

c/o Megan Barnes, megan.barnes@fedex.com

Dear Mr. Molinet,

NorthStar Asset Management, Inc. hereby formally withdraws the shareholder proposal submitted by the NorthStar Asset Management, Inc. Funded Pension Plan to FedEx Corporation by letter dated April 9, 2014.

This withdrawal is contingent upon FedEx withdrawing its no-action request at the Securities and Exchange Commission.

Please feel free to contact with any questions you may have (mschwartzer@northstarasset.com).

Sincerely,

Mari C. Schwartzer

Mari C. Schwartzer
Coordinator of Shareholder Activism

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

**Robert T. Molinet**
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com

FedEx Corporation

**VIA E-MAIL**

May 23, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation — Omission of Stockholder Proposal Relating to Alignment of Corporate Values and Political Contributions**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the 2014 annual meeting of its stockholders (the "2014 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by the NorthStar Asset Management Funded Pension Plan (the "Proponent") for inclusion in the 2014 Proxy Materials. Related correspondence with the Proponent is also attached as **Exhibit A**.

The Stockholder Proposal may be excluded from our 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to our ordinary business operations. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2014 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2014 Proxy Materials; and
- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying it of our intention to exclude the Stockholder Proposal from our 2014 Proxy Materials.

**The Stockholder Proposal**

The Stockholder Proposal states, in relevant part:

"**Resolved**: Shareholders request that the Board of Directors create and implement a policy of consistent incorporation of corporate values as defined by FedEx's stated policies, values, and public policy initiatives (including our Code of Business Conduct and Ethics, and our Environmental Policy) into Company and FedEx PAC political and electioneering contribution decisions; and report to shareholders, at reasonable expense and excluding confidential information, any electioneering or political contribution expenditures which raise an issue of congruency with corporate values, and stating the justification for these exceptions."

The Stockholder Proposal is preceded by a preamble that emphasizes the Company's corporate expenditures in support of politicians who made specific legislative choices in casting their votes, namely those who (i) voted against the American Clean Energy and Security Act of 2009 (H.R. 2454) and voted to deregulate greenhouse gases (H.R. 910) and (ii) voted against the repeal of Don't Ask Don't Tell and/or sponsored the Federal Marriage Amendment Act.

We received the Stockholder Proposal on April 10, 2014.

**Legal Analysis**

***The Stockholder Proposal may be omitted from the 2014 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters***

Under well-established precedent, we believe that the Company may exclude the Stockholder Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The Stockholder Proposal concerns political expenditures and activity related to specific legislative initiatives that impact aspects of the Company's business.

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" does not necessarily refer to business that is "'ordinary' in the common meaning of the word," but instead "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to a proposal's subject matter. The Commission explained in its 1998 Release that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

**a. The Stockholder Proposal Focuses on Specific Legislative Initiatives Impacting the Company's Business Operations**

The Staff consistently has concurred in the exclusion under Rule 14a-8(i)(7) of shareholder proposals that, like the Stockholder Proposal, are directed at a company's political activities or political contributions relating to a specific issue that involves an ordinary business matter. For example, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (Feb. 17, 2009) the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program ("Medicare Part D"). The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Part D prescription drug plans. In concurring that the proposal could be excluded, the Staff noted that the proposal "relat[ed] to [the company's] ordinary business operations (*i.e.*, lobbying activities concerning its products)." *See also Abbott Laboratories* (Feb. 11, 2009) (same); *Johnson & Johnson* (Feb. 10, 2014) (concurring in the exclusion of a shareholder proposal requesting the board to create and implement a policy using consistent incorporation of corporate values and report to shareholders contributions that may appear incongruent with such corporate values, because the proposal focused primarily on the company's "specific political contributions that relate to the operation of [the company's] business and not on [the company's] general political activities"); *General Electric Co. (Flowers)* (Jan. 29, 1997) (concurring in the exclusion of a shareholder proposal requiring the board of directors to prohibit payment of company funds to oppose citizen ballot initiatives, except for initiatives specifically targeting GE products, other than nuclear reactors, and initiatives which are demonstrably designed to give a competitive advantage to another company, because it focused on "lobbying activities which relate to the [c]ompany's products").

The Staff also has concurred in the exclusion of shareholder proposals that have requested a company to be involved in the political or legislative process on a specific aspect of the company's operations. For example, in *General Motors Corp.* (Apr. 7, 2006), the proposal requested that the company "petition the [U.S. government] for radically improved [corporate average fuel economy] standards for light duty trucks and cars," lead an effort to develop a non-oil based transportation system, and spread this technology to other nations. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because it focused on the company's ordinary business activities, including "communicating with lawmakers and regulators regarding appropriate product regulations" and "seeking support from the government . . . for research and development of product technology." The Staff concurred that the proposal could be excluded, noting that it was "directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations." Similarly, the proposal in *International Business Machines Corp.* (Dec. 17, 2008) asked the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting that it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also International Business Machines Corp.* (Jan. 21, 2002) (same).

In contrast, proposals relating to a company's "general political activities" typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (Aug. 18, 2010) (proposal requesting a policy prohibiting use of corporate funds for any political election or campaign purposes was not excludable because it focused primarily on the company's general political activities); *General Electric Co. (Barnet et al.)* (Feb. 22, 2000) (proposal asking the company to summarize its campaign finance contributions was not related to ordinary business operations); *American Telephone and Telegraph Co.* (Jan. 11, 1984) (proposal that the company publish a statement summarizing its political contributions was not excludable because it involved general political activities and not specific activities that relate directly to the company's ordinary business operations).

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). So, for example, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) where the statements surrounding facially neutral proposed resolutions indicate that the proposal, in fact, would serve as a shareholder referendum on expenditures concerning a particular policy or legislative initiative relating to the operation of the company's business. For example, in *Bristol-Myers Squibb Co.* (Jan. 29, 2013) ("*Bristol-Myers Squibb 2013*"), the Staff concurred in the exclusion of a facially neutral proposal requesting disclosures on lobbying activities where the statements surrounding the proposal focused almost wholly on the Patient Protection and Affordable Care Act. Similarly, in *PepsiCo, Inc.* (Mar. 3, 2011) ("*PepsiCo 2011*"), the proposal requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. Because the supporting statement focused extensively on the company's support of cap and trade climate change legislation, the company argued that "[t]he resolution is neutral, but the supporting statement makes clear the thrust of the proposal is directed toward the [c]ompany's involvement with a specific legislative initiative." In concurring that the proposal could be excluded, the Staff agreed with the company, noting that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities."

Staff precedent also makes clear that shareholder proposals regarding a company's contributions to specific types of organizations, including organizations that engage in political or public policy issues, are excludable under Rule 14a-8(i)(7). For example, in *Minnesota*

*Mining and Manufacturing Co.* (Jan. 3, 1996), the Staff concurred in the exclusion of a proposal requiring a company to "make charitable/political contributions to organizations/campaigns defending unborn persons' rights" because it dealt with ordinary business operations by focusing on "contributions to specific types of organizations." *See also PG&E Corp.* (Feb. 23, 2011) (concurring in the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations); *BellSouth Corp.* (Jan. 17, 2006) (concurring in the exclusion of a proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician). Similar to its analysis of proposals relating to lobbying, in determining whether a proposal focuses on a company's contributions to a specific type of organization or merely to the company's contributions generally, the Staff considers the proposal and its supporting statement together. *See, e,g., Johnson & Johnson* (Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company list on its website all charitable contributions, where the proposal's "Whereas" and supporting statements contained references to Planned Parenthood and other "charitable groups involved in abortion"); *Wells Fargo & Co.* (Feb. 12, 2007) (concurring in the exclusion of a proposal requesting implementation of a policy to list and post on the company's website all the charitable organizations that are recipients of company donations, where the proposal's "Whereas" statements contained references to organizations the proponent viewed as supporting abortion and homosexuality).

While on its face the Stockholder Proposal's resolution potentially concerns general activities of the Company rather than specific political expenditures, when read together with the preamble it becomes clear that the Stockholder Proposal is focused on the Company's political expenditures as they relate to a few specific pieces of legislation. The preamble focuses first on environmental regulations, specifically the American Clean Energy Security Act of 2009 (H.R. 2454) and the Energy Tax Prevention Act (H.R. 910) as it relates to the deregulation of greenhouse gases: "FedEx's Environmental Policy states that 'we remain focused on sourcing environmental solutions that will lessen our footprint, while serving as an example to our peers,' yet since 2009 FedExPAC contributed over **$1.25 million** to politicians voting against the *American Clean Energy and Security Act of 2009* (H.R. 2454) and voting to deregulate greenhouse gases (H.R. 910)." (Emphasis in original)

In addition, the Stockholder Proposal also addresses sexual orientation legislation, specifically the repeal of Don't Ask, Don't Tell and the Federal Marriage Amendment Act: "FedEx's nondiscrimination policy states that we 'will not tolerate . . . discrimination of any kind involving . . . gender, sexual orientation, gender identity, gender expression . . .' yet since 2009, FedExPAC contributed over **$1.75 million** to politicians voting against hate crimes legislation and against the repeal of Don't Ask Don't Tell, and/or sponsoring the Federal Marriage Amendment Act, which would eliminate equal marriage rights across the nation." (Emphasis in original) Therefore, the preamble highlights the Company's environmental and nondiscrimination policies and then points to instances where the Company's political expenditures have gone to politicians who voted against certain environmental regulations and sexual orientation legislation.

Rather than merely advocating for general public disclosure of efforts by the company to engage in the political process, the Stockholder Proposal supports a certain political viewpoint that it deems "disclosure of contributions without accountability." In short, the preamble focuses on the Company's political spending as it relates to environmental regulation and sexual orientation legislation to the exclusion of all other political spending matters, and nowhere does it include the support by the Company of politicians who took opposing positions to those mentioned. Thus, the Stockholder Proposal is targeted at the Company's political contributions relating to environmental regulations and sexual orientation legislation. Moreover, the Stockholder Proposal is not focused on all legislation that covers those subject matters, but very specific pieces of legislation supporting certain mandates with which the Proponent clearly disagrees. The Stockholder Proposal is not aimed at the Company's political activities generally.

We are aware that in certain instances the Staff did not concur in the exclusion under Rule 14a-8(i)(7) of certain facially neutral shareholder proposals relating to a company's contributions even when a company argued that the proposal was actually directed to specific types of issues or organizations. *See, e.g., PepsiCo, Inc.* (Mar. 2, 2009) ("*PepsiCo 2009*") (proposal that the company provide a report disclosing information related to the company's charitable contributions was not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (Feb. 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website was not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (Jan. 11, 2008) (proposal that the company provide a semi-annual report disclosing the company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)).

However, the Stockholder Proposal is distinguishable from these proposals. In *PepsiCo 2009*, *Ford*, and *General Electric*, the supporting statements for the proposals contained only brief references to specific organizations or types of organizations as examples of organizations that might interest shareholders or be controversial. In contrast, as noted above, and similar to the situations in *Bristol-Myers Squibb 2013*, *PepsiCo 2011*, *Johnson & Johnson* and *Wells Fargo*, the Stockholder Proposal's supporting statement is largely dedicated to political spending relating to two specific types of legislation to the exclusion of all others. As discussed above, the preamble to the Stockholder Proposal dedicates a substantial portion of the discussion to specific environmental regulation and sexual orientation legislation, making it clear that the Stockholder Proposal is intended to address the Company's political contributions as they relate to support of or opposition to these particular matters.

**b. The Subject Matter of the Stockholder Proposal Involves the Company's Ordinary Business Matters**

The Company provides a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. As a company that focuses largely on transportation, packaging and print services, our management team makes a concerted effort to make environmentally conscious decisions. For instance, as discussed in our Global Citizenship Report (http://about.van.fedex.com/citizenship_report), we have long-term goals of increasing FedEx Express vehicle fuel efficiency by 30 percent by 2020 and reducing aircraft emissions by

30 percent by 2020 on an emissions per available-ton-mile basis. Additionally, we have established a goal of obtaining 30 percent of our jet fuel from alternative fuels by the year 2030. These long-term goals impact management's business decisions. Because our business impacts the environment, any environmental regulation affects management's decisions, such as those regarding the types of vehicles and aircraft we purchase.

Additionally, the Company is committed to providing a workplace where each individual feels respected, satisfied and appreciated, and our policies are designed to promote fairness and respect for each person. We believe diversity is essential to innovation, and we value the contributions and perspectives of all team members regardless of race, gender, culture, religion, age, nationality, veteran status, disability, sexual orientation, gender identity or gender expression. Our commitment to diversity and respect for individuals is not only a people issue, it is fundamentally a business issue. Creating a corporate culture of diversity and inclusion is a decision that management has made and one that it consciously promotes. As a company that has operations in various parts of the world and over 300,000 employees worldwide, an inclusive workplace is important from a business perspective in order to maintain an efficient and functional company.

Environmental regulation and legislative initiatives on sexual orientation, such as the American Clean Energy Security Act of 2009 (H.R. 2454), the Energy Tax Prevention Act (H.R. 910), Don't Ask, Don't Tell and the Federal Marriage Amendment Act are complex, particularly in terms of their potential impact on the Company's business operations, services, sales and profitability. Individual decisions regarding which political campaigns to support require a detailed understanding of the Company's business, including its services, future business models, strategies and operations, as well as the industries and markets in which the Company operates. Our participation in the political process is designed to promote and protect the economic future of the Company and our stockholders and employees, and we make political contributions and maintain memberships with a variety of trade associations expressly for that purpose. Participation in the political process and membership in these associations comes with the understanding that we may not always agree with all of the positions of these recipients or organizations. We note, for example, that we have also supported politicians who would have been, in the Proponent's words, "aligned" with their views and their perspectives on our stated corporate values. This is an example of the complexity surrounding the business decisions regarding corporate political contributions. The recipients and associations that we support take many positions and, we believe, address many issues of importance to the Company in a meaningful manner and in a way that will work to continue to provide strong financial returns. Supporting individuals and organizations whose prevalent positions on a wide array of issues help advance the best interests of the Company and our stockholders and employees does not violate our corporate values.

The Company provides a substantial amount of information on our website, particularly in our Global Citizenship Report, including enterprise-wide citizenship strategies and goals, positions on certain significant issues and current priorities. The report requested by the Proponent is not only seeking information that goes further to divulge the Company's considerations for our political and electioneering expenditures generally, but rather is focused on finding the rationale and justification behind specific political contributions that the Proponent apparently perceives to be misguided. As it relates to the legislation discussed herein, the Stockholder Proposal seeks stockholder oversight of an area of ordinary business operations that is most appropriately handled by management. Moreover, political expenditure decisions, particularly those relating to environmental regulation and sexual orientation, are complex and, therefore, the Stockholder Proposal seeks "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)). The Stockholder Proposal thus implicates the Company's ordinary business operations, and it therefore may be excluded under Rule 14a-8(i)(7).

**Conclusion**

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2014 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

**FedEx Corporation**

Robert T. Molinet

Attachments

cc: Julie N.W. Goodridge
President and CEO/Trustee
NorthStar Asset Management, Inc.
Funded Pension Plan
PO Box 301840
Boston, Massachusetts 02130
E-mail: jgoodridge@northstarasset.com
Fax: 617-522-3165

[1054573]

**Exhibit A**

The Stockholder Proposal and Related Correspondence

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

April 9, 2014

RECEIVED
APR 10 2014
CHRISTINE P. RICHARDS

Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis TN 38120

Dear Ms. Richards:

Considering the Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of FedEx common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create and implement a policy regarding alignment between corporate values and political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from FedEx to create and implement a policy regarding alignment between corporate values and political and electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

**Robert T. Molinet**
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com

FedEx Corporation

**Via E-Mail (jgoodridge@northstarasset.com) and U.S. Mail**

April 11, 2014

Julie N.W. Goodridge
President and CEO/Trustee
NorthStar Asset Management, Inc.
Funded Pension Plan
PO Box 301840
Boston, Massachusetts 02130

Subject: **NorthStar Asset Management, Inc. Funded Pension Plan ("NorthStar") Stockholder Proposal – Request for Proof of Ownership**

Dear Julie:

We received the stockholder proposal dated April 9, 2014 that you submitted to FedEx Corporation (the "Company") on behalf of NorthStar on April 9, 2014. The proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each stockholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the company's securities entitled to vote on the proposal, at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that NorthStar is currently the registered holder on the Company's books and records of any shares of the Company's common stock and NorthStar has not provided proof of ownership.

Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time NorthStar submitted the proposal (April 9, 2014), NorthStar had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including April 9, 2014. Rule 14a-8(b) requires that a proponent of a proposal must prove eligibility as a stockholder of the company by submitting either:

- a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one year period as of the date of the statement.

To help stockholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, a copy of both of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares knows your broker or bank's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a stockholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please address any response to me at the mailing address, e-mail address or fax number as provided above. A copy of Rule 14a-8, which applies to stockholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION

Robert T. Molinet

RTM/mhb1052354

Attachment

# ELECTRONIC CODE OF FEDERAL REGULATIONS

## e-CFR Data is current as of April 9, 2014

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

---

## Alignment between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder scrutiny of corporate political spending;

Proponents believe FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

The Conference Board "Handbook on Corporate Political Activity" (2011) recommends corporations review their political expenditures to "examine the proposed expenditures to ensure that they are in line with the company's values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company";

FedEx's Environmental Policy states that "we remain focused on sourcing environmental solutions that will lessen our footprint, while serving as an example to our peers," yet since 2009 FedExPAC contributed over **$1.25 million** to politicians voting against the *American Clean Energy and Security Act of 2009* (H.R. 2454) and voting to deregulate greenhouse gases (H.R. 910);

FedEx's nondiscrimination policy states that we "will not tolerate ... discrimination of any kind involving ... gender, sexual orientation, gender identity, gender expression ..." yet since 2009, FedExPAC contributed over **$1.75 million** to politicians voting against hate crimes legislation and against the repeal of Don't Ask Don't Tell, and/or sponsoring the Federal Marriage Amendment Act, which would eliminate equal marriage rights across the nation;

Disclosure of contributions without accountability puts the corporation and shareholder value at risk for litigation and boycott should it become publically known that the corporation violated its own values;

**Resolved:** Shareholders request that the Board of Directors create and implement a policy of consistent incorporation of corporate values as defined by FedEx's stated policies, values, and public policy initiatives (including our Code of Business Conduct and Ethics, and our Environmental Policy) into Company and FedEx PAC political and electioneering contribution decisions; and report to shareholders, at reasonable expense and excluding confidential information, any electioneering or political contribution expenditures which raise an issue of congruency with corporate values, and stating the justification for these exceptions.

**Supporting Statement:** Proponents recommend that the policy address risks to our company's brand, reputation, or shareholder value, and a clearly stated mechanism for assessing whether the activities of potential recipients of political contributions diverge from the values expressed by existing company policies. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

**From:** Robert Molinet
**Sent:** Friday, April 11, 2014 3:47 PM
**To:** jgoodridge@northstarasset.com
**Subject:** Stockholder Proposal Deficiency Notice
**Attachments:** 2014 NorthStar Asset Management Proposal - Deficiency Notice.pdf

Julie – Please see attached letter.

Best regards,

Rob

U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/clientcenter/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

### E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

### F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

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U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

**3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted**

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

April 17, 2014

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis TN 38120

Dear Mr. Molinet:

This letter is in regards to our shareholder proposal filed on April 9, 2014. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in FedEx for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,

Mari C. Schwartzer

Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Wealth Management
35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
direct 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

April 14, 2014

Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis TN 38120

Dear Ms. Richards:

MorganStanley Wealth Management, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of April 9, 2014, the NorthStar Funded Pension Plan held 230 shares of FedEx common stock valued at $30,820.00 as of close of business. MorganStanley has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since April 9, 2013 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.